CUSIP No. M8737E108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _______)*

Taro Pharmaceutical Industries Ltd.

(Name of Issuer)

Ordinary Shares, NIS .0001 par value per share

(Title of Class of Securities)

M8737E108

(CUSIP Number)

Barbara J. Green

Vice President, Deputy General Counsel and Secretary

Franklin Resources, Inc.

One Franklin Parkway

San Mateo, CA 94403-1906

(650) 312-3000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 1, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13.d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP No. M8737E108

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8737E108

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Templeton Asset Management Ltd.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

3,771,382 (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

3,771,382 (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,771,382

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.9%

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14. TYPE OF REPORTING PERSON

IA (See Item 5)

CUSIP No. M8737E108

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Franklin Resources, Inc. (13-2670991)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

None (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

None (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,892,638

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.8%

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14. TYPE OF REPORTING PERSON

HC (See Item 5)

CUSIP No. M8737E108

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Charles B. Johnson

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

None (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

None (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,892,638

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

CUSIP No. M8737E108

16.8%

14. TYPE OF REPORTING PERSON

HC; IN (See Item 5)

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1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Rupert H. Johnson, Jr.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

None (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

None (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,892,638

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

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16.8%

14. TYPE OF REPORTING PERSON

HC; IN (See Item 5)

CUSIP No. M8737E108

Item 1. Security and Issuer

This statement relates to the ordinary shares, NIS .0001 par value per share (the “Ordinary Shares”), of Taro Pharmaceutical Industries Ltd., an Israeli corporation (the “Issuer”), whose principal executive offices are located at 14 Hakitor Street, Haifa Bay 26110, Israel.

Item 2. Identity and Background

Templeton Asset Management Ltd.:

(a) Name:

Templeton Asset Management Ltd. (“TAML”)

(b) State of Organization:

Singapore

(c) Principal Business:

An investment adviser registered with the U.S. Securities and Exchange Commission (the “SEC”) and investment manager or sub-adviser to a number of U.S. registered open-end and closed-end investment companies in the Franklin Templeton Group of Funds, non-U.S. investment funds and private client accounts.

Address of Principal Business/Principal Office:

7 Temasek Boulevard

Suntec Tower One, #38-3

Singapore 038987

(d) Criminal Convictions:

None

(e) Civil Proceedings:

None

Franklin Resources, Inc.:

(a) Name:

Franklin Resources, Inc. (“FRI”)

CUSIP No. M8737E108

(b) State of Organization:

Delaware

(c) Principal Business:

A diversified financial services holding company whose primary business is providing, through operating subsidiaries, management, administrative and distribution services to the open- and closed- end investment companies comprising the Franklin Templeton Group of Funds, managed accounts and other investment products.

Address of Principal Business/Principal Office:

One Franklin Parkway

San Mateo, CA 94403-1906

(d) Criminal Convictions:

None

(e) Civil Proceedings:

None

Charles B. Johnson:

(a) Name:

Charles B. Johnson

(b) Business Address:

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, California 94403-1906

(c) Principal Employment:

Chairman of the Board and Member - Office of the Chairman of FRI and a director and a principal stockholder (a “Principal Shareholder”) of FRI. FRI is the parent company of a number of investment managers and administrative companies providing investment management and other services to the Franklin Templeton Group of Funds, managed accounts and other investment products.

(d) Criminal Convictions:

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None

(e) Civil Proceedings:

None

(f) Citizenship:

USA

Rupert H. Johnson, Jr.:

(a) Name:

Rupert H. Johnson, Jr.

(b) Business Address:

Franklin Resources, Inc.
One Franklin Parkway
San Mateo, California 94403-1906

(c) Principal Employment:

Vice Chairman and Member - Office of the Chairman of FRI and a director and a Principal Shareholder of FRI. FRI is the parent company of a number of investment managers and administrative companies providing investment management and other services to the Franklin Templeton Group of Funds, managed accounts and other investment products.

(d) Criminal Convictions:

None

(e) Civil Proceedings:

None

(f) Citizenship:

USA

Executive officers, directors and control persons of reporting persons:

CUSIP No. M8737E108

(a-f): The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, of the reporting persons named above is set forth in Exhibit A hereto. To the best knowledge of the persons listed in Item 2 hereof, each person listed on Exhibit A is a United States citizen except where otherwise noted and, during the last five years, no person listed in Exhibit A (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The securities reported herein were acquired with funds of approximately $68.3 million (including brokerage commissions). All such funds were provided from investment capital of one or more open- or closed-end investment companies or other managed accounts which are managed by TAML, Franklin Templeton Portfolio Advisors, Inc. and Franklin Advisers, Inc. (the “Investment Management Subsidiaries”), each of which is a direct or indirect, wholly-owned subsidiary of FRI.

Item 4. Purpose of Transaction

The Investment Management Subsidiaries purchased the Ordinary Shares for their investment management clients for the purpose of investment. All such purchases were made in the open market in the ordinary course of the Investment Management Subsidiaries’ business. None of the Investment Management Subsidiaries, and none of any of the other reporting persons to this Schedule 13D, currently has any plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D. However, TAML is concerned with the effect on the value of its investment management clients’ investment in the Issuer of the Issuer’s failure to timely file its financial statements for the fiscal year ended December 31, 2005 and of the Staff Determination, received by the Issuer on July 19, 2006, from the Listing Qualifications Department of The Nasdaq Stock Market with regard to the possible delisting of the Ordinary Shares from The Nasdaq Global Select Market. The explanations publicly announced by the Issuer for its failure to file the financial statements did not allay these concerns. Accordingly, TAML, together with the other reporting persons hereto, determined to file this Schedule 13D to provide TAML flexibility in order to explore appropriate action it, alone or together with other shareholders in the Issuer, could take to better evaluate and ultimately rectify their concerns. Such actions may include engaging in discussions with the Issuer, members of its Board of Directors , its officers, shareholders and others.

The Investment Management Subsidiaries’ investment management clients may in the

CUSIP No. M8737E108

future acquire additional shares of Ordinary Shares or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise, and may also, depending upon then-current circumstances, dispose of all or a portion of the Ordinary Shares owned by their investment management clients in one or more transactions. Additionally, the Investment Management Subsidiaries’ investment management clients reserve the right to exercise any and all of their respective rights as a stockholder of the Issuer in a manner consistent with their equity interests and reserve the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities, including without limitation to carry out any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, to the extent deemed advisable by the Investment Management Subsidiaries.

Item 5. Interest in Securities of the Issuer

(a-b) The 4,892,638 shares of Ordinary Shares of the Issuer (the “Securities”), representing 16.8% of the outstanding Ordinary Shares, are beneficially owned by one or more open- or closed-end investment companies or other managed accounts that are investment management clients of the Investment Management Subsidiaries (the “Investment Management Clients”). Investment management contracts grant to the Investment Management Subsidiaries all investment and/or voting power over the securities owned by such Investment Management Clients, except as otherwise disclosed below. Therefore, for purposes of Rule 13d-3 under the Act, the Investment Management Subsidiaries may be deemed to be the beneficial owners of the Securities.

Beneficial ownership by investment management subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by Franklin Mutual Advisers, LLC (“FMA”), an indirect wholly-owned investment management subsidiary of FRI, are exercised independently from FRI and from all other investment management subsidiaries of FRI (FRI, its affiliates and the investment management subsidiaries other than FMA are, collectively, “FRI affiliates”). Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FMA and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

The Principal Shareholders each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owners of securities held by persons and entities for whom or for which FRI subsidiaries provide investment management services. The number of shares that may be deemed to be beneficially owned and the percentage of the class of which such shares are a part are

CUSIP No. M8737E108

reported in Items 11 and 13 of the cover pages for FRI and each of the Principal Shareholders. FRI, the Principal Shareholders and each of the Investment Management Subsidiaries disclaim any pecuniary interest in any of the Securities. In addition, the filing of this Schedule 13D on behalf of the Principal Shareholders, FRI and FRI affiliates, as applicable, should not be construed as an admission that any of them is, and each disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of the Securities.

FRI, the Principal Shareholders, and each of the Investment Management Subsidiaries believe that they are not a “group” within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Securities held by any of them or by any persons or entities for whom or for which FRI subsidiaries provide investment management services.

The number of Ordinary Shares as to which each reporting person on this Schedule 13D and other Investment Management Subsidiaries has:

(i) Sole power to vote or to direct the vote of the Ordinary Shares:

Franklin Resources, Inc.: 0
Charles B. Johnson: 0
Rupert H. Johnson, Jr.: 0
Templeton Asset Management Ltd.: 3,771,382
Franklin Advisers, Inc.: 4,500
Franklin Templeton Portfolio Advisors, Inc.[1]: 1,116,756

(ii) Shared power to vote or to direct the vote of the Ordinary Shares:

0

(iii) Sole power to dispose or to direct the disposition of the Ordinary Shares:

Franklin Resources, Inc.: 0
Charles B. Johnson: 0
Rupert H. Johnson, Jr.: 0
Templeton Asset Management Ltd.: 3,771,382
Franklin Advisers, Inc.: 4,500
Franklin Templeton Portfolio Advisors, Inc.: 1,116,756

_________________________

[1]  Franklin Templeton Portfolio Advisors, Inc. (“FTPA”) may beneficially own these securities pursuant to various separately managed account investment management arrangements. Under these arrangements, underlying clients may, from time to time, delegate to FTPA the power to vote such securities. To the extent that FTPA has voting power over any such securities, it has sole voting power. To the extent that the underlying client retains voting power over any securities, FTPA disclaims any power to vote or direct the vote of such securities.

CUSIP No. M8737E108

(iv) Shared power to dispose or to direct the disposition of the Ordinary Shares:

0

(c) Other than the transactions described in Exhibit B of this statement, none of the reporting persons nor, to the best of their knowledge, any of the persons listed in Exhibit A, have effected any transactions in the Ordinary Shares during the 60-day period preceding the date this statement was filed.

(d) No person other than the respective Investment Management Clients is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities being reported herein. Templeton Developing Markets Trust, an investment company registered under the Investment Company Act of 1940 and an Investment Management Client of TAML, has an interest in 1,555,323 Ordinary Shares, or 5.3%, of the class of securities reported herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as disclosed above, no persons named in Item 2 herein, nor to the best of such person’s knowledge, no person named in Exhibit A hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

Exhibit A: Executive Officers and Directors of Reporting Persons

Exhibit B: Transactions in the Past Sixty Days

Exhibit C: Joint Filing Agreement, dated as of August 4, 2006

Exhibit D: Powers of Attorney

CUSIP No. M8737E108

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2006

FRANKLIN RESOURCES, INC.

CHARLES B. JOHNSON

RUPERT H. JOHNSON, JR.

By: /s/ Barbara J. Green

Barbara J. Green

Vice President, Deputy General Counsel and Secretary of Franklin Resources, Inc.

Attorney-in-Fact for Charles B. Johnson pursuant to a Power of Attorney attached to this Schedule 13D

Attorney-in-Fact for Rupert H. Johnson, Jr. pursuant to a Power of Attorney attached to this Schedule 13D

TEMPLETON ASSET MANAGEMENT

LTD.

By: /s/ Gregory E. McGowan

Gregory E. McGowan

Director of Templeton Asset Management Ltd.

CUSIP No. M8737E108

EXHIBIT A

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

Except where otherwise noted, each of the individuals named below is a citizen of the United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Charles B. Johnson	Chairman of the Board, Member - Office of the Chairman, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Rupert H. Johnson, Jr.	Vice Chairman, Member – Office of the Chairman, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Harmon E. Burns	Vice Chairman, Member – Office of the Chairman, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Anne M. Tatlock	Vice Chairman, Member – Office of the Chairman, FRI	Fiduciary Trust Company International 600 5th Avenue, 4th Floor New York, NY 10020-2302
Samuel H. Armacost	Director, FRI; Chairman of the Board, SRI International (an independent nonprofit technology research and development organization)	SRI International 333 Ravenswood Ave Menlo Park, CA 94025
Charles Crocker	Director, FRI; Principal, Crocker Capital (a private venture capital firm)	Crocker Capital One Post Street, Suite 2500 San Francisco, CA 94104
Joseph R. Hardiman	Director, FRI; Director of various other entities	1119 St. Paul Street Baltimore, MD 21202
Robert D. Joffe	Director, FRI; Presiding Partner, Cravath, Swaine & Moore LLP (a law firm)	Cravath, Swaine & Moore LLP 825 Eighth Ave. New York, NY 10019
Thomas H. Kean	Director, FRI; Chairman, The Robert Wood Johnson Foundation (a health and healthcare philanthropic foundation)	THK Consulting 49 Route 202, PO Box 810 Far Hills, NY 07931
Chutta Ratnathicam	Director, FRI; Retired	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

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Peter M. Sacerdote

Director, FRI; Advisory Director and Chairman of the Investment Committee of the Principal Investment Area, Goldman, Sachs & Co. (a global investment banking, securities and investment management firm)

Goldman, Sachs & Co. 85 Broad Street New York, NY 10004
Laura Stein	Director, FRI; Senior Vice President – General Counsel & Secretary, The Clorox Company (a leading manufacturer and marketer of consumer products)	The Clorox Company 1221 Broadway Oakland, CA 94612-1888
Louis E. Woodworth	Director, FRI; President, Alpine Corporation (a private investment firm)	Alpine Corporation 1505 7th Avenue West Seattle, WA 98119
Gregory E. Johnson	Chief Executive Officer and President, FRI; Director, TAML	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Vijay C. Advani (Citizen of India)	Executive Vice President – Global Advisor Services, FRI; Director, TAML	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Craig S. Tyle	Executive Vice President and General Counsel, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Murray L. Simpson	Executive Vice President, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
William Y. Yun	Executive Vice President – Institutional, FRI	Fiduciary Trust Company International 600 5th Avenue, 4th Floor New York, NY 10020-2302
James R. Baio	Executive Vice President, Chief Financial Officer and Treasurer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Jennifer J. Bolt	Executive Vice President – Operations and Technology, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
John M. Lusk	Executive Vice President – Portfolio Operations, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Norman R. Frisbie, Jr.	Senior Vice President and Chief Administrative Officer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

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Leslie M. Kratter	Senior Vice President and Assistant Secretary, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Penelope S. Alexander	Vice President, Human Resources – U.S., FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Holly E. Gibson	Vice President, Corporate Communications, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Barbara J. Green	Vice President, Deputy General Counsel and Secretary, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Donna S. Ikeda	Vice President, Human Resources – International, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Kenneth A. Lewis	Vice President – Enterprise Risk Management, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Dennis Chong Boon Lim (Citizen of Singapore)	CEO and Director, TAML	Templeton Asset Management Ltd. 7 Temasek Boulevard Suntec Tower One, #38-3 Singapore 038987
Gregory E. McGowan	Director, TAML	Templeton Asset Management Ltd. 500 E. Broward Blvd. Ft. Lauderdale, FL 33394
Mark J. Mobius (Citizen of Germany)	Managing Director, TAML	Templeton Asset Management Ltd. 17th Floor Chater House 8 Connaught Road, Central Hong Kong
Wai Kwok Tom Wu (British National (Overseas))	Director, TAML	Templeton Asset Management Ltd. 17th Floor Chater House 8 Connaught Road, Central Hong Kong

CUSIP No. M8737E108

FRI: Franklin Resources, Inc.

One Franklin Parkway
San Mateo, CA 94403-1906

A diversified financial services holding company whose primary business is providing, through operating subsidiaries, management, administrative and distribution services to the open- and closed- end investment companies comprising the Franklin Templeton Group of Funds, managed accounts and other investment products. FRI is the indirect parent entity to TAML (see further description below) and the direct parent entity to each of Franklin Templeton Portfolio Advisors, Inc. and Franklin Advisers, Inc., both of which are wholly-owned by FRI.

TAML:	Templeton Asset Management Ltd.
7 Temasek Boulevard
Suntec Tower One, #38-3
Singapore 038987

An investment adviser registered with the U.S. Securities and Exchange Commission and investment manager or sub-adviser to a number of U.S. registered open-end and closed-end investment companies in the Franklin Templeton Group of Funds, non-U.S. investment funds and private client accounts. TAML is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which in turn is a wholly-owned subsidiary of FRI.

CUSIP No. M8737E108

EXHIBIT B

TRANSACTIONS IN THE PAST SIXTY DAYS

Each of the transactions described below was a purchase by TAML on behalf of its investment management clients of Ordinary Shares of the Issuer in the open market.

Date of Transaction	Number of Shares	Price per Share
6/7/2006	52,706	$12.2877
6/8/2006	254,000	$12.6310
6/9/2006	113,904	$13.2706
7/5/2006	205,000	$10.8424
7/6/2006	134,445	$10.9992
7/7/2006	68,575	$10.9978
7/10/2006	64,000	$11.0000
7/11/2006	24,770	$10.9996
7/28/2006	865,690	$10.5000

Each of the transactions described below was a purchase by Franklin Templeton Portfolio Advisors, Inc. on behalf of its investment management clients of Ordinary Shares of the Issuer in the open market.

Date of Transaction	Number of Shares	Price per Share
6/5/2006	45	$12.3700
6/5/2006	212	$12.3999
6/7/2006	106	$12.3499
6/8/2006	21	$12.7100
6/8/2006	10	$12.8900
6/12/2006	27	$11.9200
6/12/2006	92	$11.9800
6/13/2006	49	$11.9500
6/14/2006	725	$11.4999
6/15/2006	40	$11.4200
6/16/2006	89	$11.4099
6/16/2006	121	$11.4100
6/19/2006	177	$10.7999
6/19/2006	128	$10.8000
6/20/2006	57	$10.5000
6/22/2006	46	$10.1700
6/22/2006	187	$10.1899
6/26/2006	454	$10.1399
6/26/2006	662	$10.2031
6/27/2006	236	$10.3100
6/28/2006	186	$10.3000
6/29/2006	92	$10.3600
6/29/2006	18	$10.4600
6/30/2006	103	$10.6200

CUSIP No. M8737E108

7/3/2006	185	$10.4999
7/3/2006	68	$10.5100
7/5/2006	28	$10.9400
7/5/2006	43	$11.0000
7/5/2006	520	$11.0099
7/7/2006	56	$11.0100
7/10/2006	60	$11.0198
7/10/2006	44	$11.0200
7/11/2006	133	$10.8300
7/11/2006	38	$10.8500
7/13/2006	324	$10.3799
7/13/2006	24	$10.3800
7/14/2006	11	$10.3200
7/17/2006	32	$10.0100
7/17/2006	36	$10.0200
7/17/2006	120	$10.0799
7/18/2006	24	$10.1000
7/18/2006	739	$10.2999
7/18/2006	63	$10.3100
7/19/2006	45	$10.6100
7/19/2006	47	$10.6400
7/20/2006	29	$10.5500
7/20/2006	116	$10.6199
7/20/2006	38	$10.6200
7/24/2006	62	$10.3100
7/24/2006	78	$10.3200
7/24/2006	1809	$10.3299
7/26/2006	174	$10.2499
7/27/2006	391	$10.0999
7/28/2006	190	$10.2299
7/31/2006	28	$10.3600
7/31/2006	32	$10.3700
7/31/2006	624	$10.3799
8/1/2006	35	$10.4900

Each of the transactions described below was a sale by Franklin Templeton Portfolio Advisors, Inc. on behalf of its investment management clients of Ordinary Shares of the Issuer in the open market.

Date of Transaction	Number of Shares	Price per Share
6/5/2006	13	$12.3277
6/5/2006	32	$12.3297
6/5/2006	77	$12.3300
6/5/2006	10	$12.3590
6/5/2006	13	$12.4377

CUSIP No. M8737E108

6/5/2006	23	$12.4396
6/5/2006	77	$12.4400
6/6/2006	3	$11.9933
6/6/2006	27	$11.9989
6/6/2006	33	$11.9994
6/6/2006	58	$11.9997
6/6/2006	108	$12.0000
6/7/2006	1	$12.3000
6/7/2006	8	$12.3100
6/7/2006	3	$12.3167
6/7/2006	16	$12.3200
6/8/2006	11	$12.5291
6/8/2006	30	$12.5293
6/8/2006	32	$12.5294
6/8/2006	102	$12.5295
6/8/2006	61	$12.5300
6/8/2006	18	$12.6894
6/8/2006	1	$12.6900
6/8/2006	3	$12.6967
6/8/2006	6	$12.7000
6/8/2006	21	$12.7095
6/8/2006	53	$12.7100
6/9/2006	12	$12.4192
6/9/2006	3	$12.4200
6/12/2006	20	$11.9095
6/12/2006	4	$11.9300
6/12/2006	12	$11.9317
6/12/2006	10	$11.9320
6/12/2006	54	$11.9322
6/12/2006	13	$11.9323
6/12/2006	99	$11.9325
6/12/2006	5658	$11.9326
6/12/2006	642	$11.9327
6/12/2006	47	$11.9328
6/12/2006	56	$11.9329
6/12/2006	10	$11.9330
6/12/2006	18	$11.9333
6/12/2006	8	$11.9350
6/12/2006	15	$11.9587
6/12/2006	22	$11.9600
6/13/2006	42	$11.7093
6/13/2006	17	$11.7094
6/13/2006	21	$11.7100

CUSIP No. M8737E108

6/13/2006	3	$11.7967
6/13/2006	16	$11.7994
6/13/2006	25	$11.7996
6/13/2006	28	$11.8000
6/13/2006	16	$11.8194
6/13/2006	123	$11.8196
6/13/2006	19	$11.8200
6/13/2006	14	$11.8386
6/13/2006	12	$11.8392
6/13/2006	14	$11.8393
6/13/2006	36	$11.8394
6/13/2006	63	$11.8400
6/14/2006	15	$11.5980
6/14/2006	15	$11.5993
6/14/2006	17	$11.5994
6/14/2006	59	$11.5997
6/14/2006	72	$11.6000
6/15/2006	11	$11.4036
6/15/2006	35	$11.4049
6/15/2006	104	$11.4050
6/15/2006	66	$11.4053
6/15/2006	92	$11.4054
6/15/2006	73	$11.4055
6/15/2006	54	$11.4056
6/15/2006	42	$11.4057
6/15/2006	25	$11.4060
6/15/2006	15	$11.4067
6/15/2006	15	$11.4087
6/15/2006	13	$11.4092
6/15/2006	30	$11.4093
6/15/2006	43	$11.4095
6/15/2006	70	$11.4100
6/15/2006	87	$11.4195
6/15/2006	39	$11.4200
6/15/2006	39	$11.4292
6/15/2006	19	$11.4295
6/15/2006	58	$11.4300
6/16/2006	11	$11.2491
6/16/2006	13	$11.2492
6/16/2006	18	$11.2494
6/16/2006	8	$11.2500
6/16/2006	19	$11.3884
6/16/2006	20	$11.3895
6/16/2006	51	$11.3898

CUSIP No. M8737E108

6/16/2006	105	$11.3900
6/16/2006	18	$11.3983
6/16/2006	20	$11.3985
6/16/2006	13	$11.3992
6/16/2006	59	$11.3993
6/16/2006	148	$11.3994
6/16/2006	102	$11.3995
6/16/2006	79	$11.3996
6/16/2006	132	$11.3997
6/16/2006	283	$11.4000
6/19/2006	13	$10.7277
6/19/2006	13	$10.7292
6/19/2006	33	$10.7297
6/19/2006	70	$10.7300
6/20/2006	21	$10.4186
6/20/2006	16	$10.4188
6/20/2006	33	$10.4194
6/20/2006	86	$10.4195
6/20/2006	57	$10.4196
6/20/2006	169	$10.4200
6/20/2006	27	$10.4796
6/20/2006	19	$10.4984
6/20/2006	60	$10.5000
6/21/2006	2	$10.1400
6/21/2006	4	$10.1475
6/21/2006	5	$10.1480
6/21/2006	7	$10.1486
6/21/2006	24	$10.1488
6/21/2006	11	$10.1491
6/21/2006	12	$10.1492
6/21/2006	30	$10.1493
6/21/2006	51	$10.1494
6/21/2006	125	$10.1495
6/21/2006	197	$10.1496
6/21/2006	323	$10.1497
6/21/2006	19	$10.2095
6/21/2006	215	$10.2097
6/21/2006	21	$10.2100
6/21/2006	6	$10.3283
6/21/2006	14	$10.3293
6/21/2006	88	$10.3294
6/21/2006	43	$10.3298
6/21/2006	69	$10.3300

CUSIP No. M8737E108

6/22/2006	1	$10.1400
6/22/2006	4	$10.1475
6/22/2006	16	$10.1488
6/22/2006	9	$10.1489
6/22/2006	44	$10.1491
6/22/2006	12	$10.1492
6/22/2006	15	$10.1493
6/22/2006	34	$10.1494
6/22/2006	22	$10.1495
6/22/2006	343	$10.1496
6/22/2006	30	$10.1497
6/22/2006	20	$10.1785
6/22/2006	16	$10.1794
6/22/2006	21	$10.1795
6/22/2006	52	$10.1796
6/22/2006	93	$10.1800
6/23/2006	4	$10.0475
6/23/2006	21	$10.0495
6/23/2006	17	$10.0500
6/23/2006	13	$10.0577
6/23/2006	18	$10.0583
6/23/2006	18	$10.0594
6/23/2006	72	$10.0596
6/23/2006	171	$10.0600
6/23/2006	2	$10.0800
6/23/2006	8	$10.0850
6/23/2006	12	$10.0867
6/23/2006	12	$10.0875
6/23/2006	10	$10.0880
6/23/2006	6	$10.0883
6/23/2006	8	$10.0888
6/23/2006	38	$10.0892
6/23/2006	14	$10.0893
6/23/2006	20	$10.0895
6/23/2006	32	$10.0897
6/26/2006	278	$10.2198
6/27/2006	1	$10.2900
6/27/2006	6	$10.2950
6/27/2006	3	$10.2967
6/27/2006	16	$10.2975
6/27/2006	73	$10.3000
6/27/2006	20	$10.3005
6/27/2006	30	$10.3007
6/27/2006	50	$10.3400

CUSIP No. M8737E108

6/27/2006	29	$10.3407
6/27/2006	11	$10.3409
6/27/2006	10	$10.3410
6/27/2006	11	$10.3427
6/27/2006	58	$10.3500
6/27/2006	27	$10.3507
6/27/2006	11	$10.3509
6/27/2006	12	$10.3533
6/28/2006	4	$10.2800
6/28/2006	4	$10.2850
6/28/2006	15	$10.2867
6/28/2006	16	$10.2875
6/28/2006	14	$10.2893
6/28/2006	109	$10.2900
6/28/2006	24	$10.2904
6/28/2006	37	$10.2905
6/28/2006	146	$10.2906
6/28/2006	219	$10.2907
6/29/2006	3	$10.3333
6/29/2006	29	$10.3397
6/29/2006	35	$10.3400
6/29/2006	18	$10.3489
6/29/2006	17	$10.3494
6/29/2006	44	$10.3495
6/29/2006	48	$10.3496
6/29/2006	31	$10.3497
6/29/2006	249	$10.3498
6/29/2006	3	$10.3500
6/29/2006	14	$10.3579
6/29/2006	15	$10.3593
6/29/2006	27	$10.3596
6/29/2006	36	$10.3597
6/29/2006	149	$10.3600
6/30/2006	16	$10.5994
6/30/2006	164	$10.5996
6/30/2006	527	$10.5997
6/30/2006	14	$10.6000
7/3/2006	12	$10.5475
7/3/2006	10	$10.5480
7/3/2006	28	$10.5496
7/3/2006	153	$10.5500
7/5/2006	3	$10.5833
7/5/2006	23	$10.5896

CUSIP No. M8737E108

7/5/2006	64	$10.5900
7/5/2006	1	$10.9200
7/5/2006	2	$10.9250
7/5/2006	3	$10.9267
7/5/2006	8	$10.9275
7/5/2006	20	$10.9280
7/5/2006	6	$10.9283
7/5/2006	21	$10.9286
7/5/2006	10	$10.9290
7/5/2006	11	$10.9291
7/5/2006	25	$10.9292
7/5/2006	19	$10.9295
7/5/2006	47	$10.9296
7/5/2006	61	$10.9297
7/5/2006	7	$10.9586
7/5/2006	24	$10.9596
7/5/2006	35	$10.9597
7/5/2006	46	$10.9600
7/6/2006	51	$10.9896
7/6/2006	35	$10.9991
7/6/2006	189	$10.9997
7/6/2006	97	$10.9998
7/6/2006	44	$11.0000
7/7/2006	7	$10.9971
7/7/2006	16	$10.9994
7/7/2006	26	$10.9996
7/7/2006	57	$11.0000
7/7/2006	8	$11.0050
7/7/2006	12	$11.0067
7/7/2006	12	$11.0075
7/7/2006	5	$11.0080
7/7/2006	18	$11.0083
7/7/2006	7	$11.0086
7/7/2006	8	$11.0088
7/7/2006	9	$11.0089
7/7/2006	40	$11.0090
7/7/2006	22	$11.0091
7/7/2006	12	$11.0092
7/7/2006	44	$11.0093
7/7/2006	31	$11.0094
7/7/2006	66	$11.0095
7/7/2006	176	$11.0096
7/10/2006	10	$10.9970
7/10/2006	25	$10.9992

CUSIP No. M8737E108

7/10/2006	14	$10.9993
7/10/2006	64	$10.9994
7/10/2006	38	$10.9995
7/10/2006	50	$10.9996
7/10/2006	44	$10.9998
7/10/2006	146	$11.0000
7/10/2006	19	$11.0089
7/10/2006	11	$11.0091
7/10/2006	77	$11.0096
7/10/2006	30	$11.0100
7/11/2006	94	$10.8096
7/11/2006	19	$10.9784
7/11/2006	45	$10.9800
7/12/2006	1	$10.5100
7/12/2006	18	$10.5294
7/12/2006	69	$10.5300
7/12/2006	46	$10.6487
7/12/2006	29	$10.6493
7/12/2006	16	$10.6494
7/12/2006	44	$10.6495
7/12/2006	68	$10.6496
7/12/2006	71	$10.6497
7/12/2006	182	$10.6500
7/13/2006	67	$10.4596
7/13/2006	13	$10.4685
7/13/2006	38	$10.4695
7/13/2006	94	$10.4696
7/13/2006	59	$10.4697
7/13/2006	100	$10.4700
7/14/2006	13	$10.3177
7/14/2006	50	$10.3196
7/14/2006	85	$10.3200
7/14/2006	2	$10.3300
7/14/2006	11	$10.3382
7/14/2006	29	$10.3397
7/14/2006	51	$10.3398
7/14/2006	130	$10.3400
7/14/2006	240	$10.3597
7/14/2006	6	$10.3600
7/17/2006	4	$10.0125
7/17/2006	5	$10.0140
7/17/2006	13	$10.0177
7/17/2006	14	$10.0193

CUSIP No. M8737E108

7/17/2006	18	$10.0194
7/17/2006	22	$10.0195
7/17/2006	158	$10.0197
7/17/2006	243	$10.0200
7/18/2006	11	$10.0573
7/18/2006	27	$10.0596
7/18/2006	67	$10.0600
7/18/2006	33	$10.2291
7/18/2006	78	$10.2296
7/18/2006	165	$10.2297
7/18/2006	40	$10.2298
7/18/2006	38	$10.2300
7/18/2006	2	$10.2800
7/18/2006	8	$10.2850
7/18/2006	12	$10.2867
7/18/2006	12	$10.2875
7/18/2006	5	$10.2880
7/18/2006	12	$10.2883
7/18/2006	7	$10.2886
7/18/2006	10	$10.2890
7/18/2006	26	$10.2892
7/18/2006	33	$10.2894
7/19/2006	2	$10.5900
7/19/2006	15	$10.5993
7/19/2006	25	$10.5996
7/19/2006	61	$10.6000
7/19/2006	2	$10.6500
7/19/2006	25	$10.6692
7/19/2006	52	$10.6696
7/19/2006	112	$10.6700
7/20/2006	8	$10.5275
7/20/2006	60	$10.5295
7/20/2006	66	$10.5300
7/21/2006	16	$10.6881
7/21/2006	25	$10.6896
7/21/2006	89	$10.6900
7/21/2006	14	$10.7179
7/21/2006	39	$10.7197
7/21/2006	95	$10.7200
7/21/2006	11	$10.7382
7/21/2006	27	$10.7396
7/21/2006	68	$10.7400
7/24/2006	1	$10.2800
7/24/2006	30	$10.2997

CUSIP No. M8737E108

7/24/2006	58	$10.3000
7/24/2006	48	$10.3194
7/24/2006	19	$10.3195
7/24/2006	40	$10.3200
7/24/2006	20	$10.3395
7/24/2006	110	$10.3396
7/24/2006	13	$10.3400
7/25/2006	3	$10.1200
7/25/2006	9	$10.1278
7/25/2006	18	$10.1294
7/25/2006	24	$10.1296
7/25/2006	136	$10.1300
7/25/2006	24	$10.3088
7/25/2006	68	$10.3100
7/26/2006	3	$10.2300
7/26/2006	10	$10.2370
7/26/2006	120	$10.2396
7/26/2006	430	$10.2397
7/26/2006	81	$10.2398
7/26/2006	283	$10.2400
7/26/2006	20	$10.2695
7/26/2006	53	$10.2696
7/26/2006	22	$10.2700
7/27/2006	5	$10.0180
7/27/2006	14	$10.0193
7/27/2006	42	$10.0195
7/27/2006	50	$10.0196
7/27/2006	172	$10.0197
7/27/2006	28	$10.0200
7/27/2006	28	$10.0396
7/27/2006	9	$10.0978
7/27/2006	14	$10.0993
7/27/2006	49	$10.1000
7/27/2006	23	$10.2083
7/27/2006	19	$10.2095
7/27/2006	93	$10.2096
7/27/2006	59	$10.2097
7/27/2006	130	$10.2100
7/28/2006	28	$10.1989
7/28/2006	16	$10.1994
7/28/2006	61	$10.2000
7/31/2006	6	$10.3267
7/31/2006	16	$10.3281

CUSIP No. M8737E108

7/31/2006	42	$10.3298
7/31/2006	155	$10.3300
7/31/2006	40	$10.3495
7/31/2006	11	$10.3500
7/31/2006	3	$10.3733
7/31/2006	16	$10.3794
7/31/2006	20	$10.3795
7/31/2006	60	$10.3800
8/1/2006	352	$10.4197
8/1/2006	19	$10.4784
8/1/2006	59	$10.4797
8/1/2006	136	$10.4798
8/1/2006	125	$10.4800
8/1/2006	329	$10.4898
8/1/2006	11	$10.5782
8/1/2006	25	$10.5796
8/1/2006	66	$10.5800

CUSIP No. M8737E108

EXHIBIT C

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement as of August 4, 2006.

FRANKLIN RESOURCES, INC.

CHARLES B. JOHNSON

RUPERT H. JOHNSON, JR.

By: /s/ Barbara J. Green

Barbara J. Green

Vice President, Deputy General Counsel and Secretary of Franklin Resources, Inc.

Attorney-in-Fact for Charles B. Johnson pursuant to a Power of Attorney attached to this Schedule 13D

Attorney-in-Fact for Rupert H. Johnson, Jr. pursuant to a Power of Attorney attached to this Schedule 13D

TEMPLETON ASSET MANAGEMENT

LTD.

By: /s/ Gregory E. McGowan

Gregory E. McGowan

Director of Templeton Asset Management Ltd.

CUSIP No. M8737E108

EXHIBIT D

POWERS OF ATTORNEY

POWER OF ATTORNEY

CHARLES B. JOHNSON hereby appoints BARBARA J. GREEN his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13G or 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

Date: 9-11-03	/s/ Charles B. Johnson
-------	---------------------

Charles B. Johnson

POWER OF ATTORNEY

RUPERT H. JOHNSON hereby appoints BARBARA J. GREEN his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13G or 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

Date: Sept 4, 2003	/s/ Rupert H. Johnson, Jr.
------------	-------------------------
Rupert H. Johnson